TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

03045320

File No. 82-5139
December 17, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated December 15, 2003 entitled Notice Regarding Adjustment in Exercise Price; and

2. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/index.html

03 DEC 22 7:21

News Release

December 15, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice Regarding Adjustment in Exercise Price

On December 1, 2003, the Board of Directors of CYBIRD Co., Ltd. approved a capital increase through a third party allocation of common stock. Reflecting the issue of these new shares, the Company has adjusted the exercise price for stock options (acquisition rights) as follows.

1. Change in Exercise Price

(1) Stock options granted in the Ordinary General Shareholders' Meeting held on June 28, 2001 and in a decision by the Board of Directors on September 1, 2001.

(Pre-adjustment price) ¥226,283

(Post adjustment price) ¥224,958

(2) Stock options granted in the Ordinary General Shareholders' Meeting held on June 27, 2002 and in a decision by the Board of Directors on May 30, 2003.

(Pre-adjustment price) ¥276,334

(Post adjustment price) ¥274,715

2. Effective date

From December 18, 2003

3. Reason for Changes

The issue of new shares under the third party allocation of shares, which is approved on December 1, 2003, was made at a price below market value.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-annual securities report dated December 15, 2003 for the six-month period ended September 30, 2003

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau on December 15, 2003 through EDINET (Electronic Disclosure for Investors' Network) and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Substance of business
  3. Related companies
  4. Employees
- II. Business operations
  1. Summary of results of operations, etc.
  2. Production, orders received and sales
  3. Material business issues to be dealt with
  4. Contracts material to operation of business
  5. Research and development activities
- III. Conditions of facilities
  1. Conditions of principal facilities
  2. Plans for establishment, disposal, etc. of facilities
- IV. State of the company
  1. Information concerning shares, etc.
  2. Changes in share price
  3. Officers
- V. Financial condition
  1. Consolidated interim financial statements, etc.
  2. Non-consolidated interim financial statements, etc.
- VI. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Japan Securities Dealers Association for a certain period.